

February 20, 2026

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: *Form 1 Amendment*

Dear Mrs. Jackson:

Enclosed please find an amendment to Exhibits C and J of the Form 1 applications pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc. and Cboe C2 Exchange, Inc. (collectively, the "Exchanges").

For Exhibits C and J the Exchanges are each filing an amendment to reflect changes to several entities.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C and J of each Exchange currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 12:00 pm on 02/20/26

Enclosures

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **02/20/26**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1.   State the name of the applicant: Cboe EDGA Exchange, Inc.

2.   Provide the applicant's primary street address (Do not use a P.O. Box):
     433 W Van Buren Steet
     Chicago, Illinois 60607

26000094

3.   Provide the applicant's mailing address (if different):

4.   Provide the business telephone and facsimile number:
     (312) 786-5600   (312)-786-7138
          (Telephone)   (Facsimile)

5.   Provide the name, title and telephone number of a contact employee:
     Laura Dickman   Associate General Counsel   Cboe EDGA Exchange, Inc.   (312) 786-7572
          (Name)   (Title)   (Telephone Number)

6.   Provide the name and address of counsel for the applicant:
     Patrick Sexton
     433 W Van Buren Street
     Chicago, Il. 60607

7.   Provide the date that applicant's fiscal year ends: December 31

8.   Indicate legal status of the applicant: _X_ Corporation ____ Sole Partnership ____ Partnership
                                              ____ Limited Liability Company ____ Other (specify): ____

     If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
     (a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
     (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

7 EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 02/20/26   Cboe EDGA Exchange, Inc.
          (MM/DD/YY)   (Name of Applicant)
By_____ [signature executed at 12:00 pm on 02/20/26   Laura Dickman, Associate General Counsel
     (Signature)   (Printed Name and Title)
Subscribed and sworn before me this _20th_ day of February 2026 by _____ (Notary Public)
                                        (Month)   (Year)
My Commission expires 8-6-28   County of Cook   State of Illinois

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

EXHIBIT C – Amendment as of February 20, 2026

Summary of changes made to Exhibit C:

- For Cboe Japan Limited, Natan Tiefenbrun, has been removed as a Director.
- For Cboe BYX Exchange Inc., Natan Tiefenbrun (Senior Vice President, President North American and European Equities) has been removed as on Officer.
- For Cboe BZX Exchange Inc., Natan Tiefenbrun (Senior Vice President, President North American and European Equities) has been removed as on Officer.
- For Cboe C2 Exchange Inc., Natan Tiefenbrun (Senior Vice President, President North American and European Equities) has been removed as on Officer.
- For Cboe Exchange Inc., Natan Tiefenbrun (Senior Vice President, President North American and European Equities) has been removed as on Officer.
- For Cboe EDGA Exchange Inc., Natan Tiefenbrun (Senior Vice President, President North American and European Equities) has been removed as on Officer.
- For Cboe EDGX Exchange Inc., Natan Tiefenbrun (Senior Vice President, President North American and European Equities) has been removed as on Officer.
- For Cboe Australia Pty. Ltd., Natan Tiefenbrun has been removed as a Director.
- For Cboe Australia Services Pty. Ltd., Natan Tiefenbrun has been removed as a Director.
- For Cboe Canada Inc., Natan Tiefenbrun has been removed as a Director.
- For Cboe Clear Europe N.V., Natan Tiefenbrun has been removed as a Director.
- For Cboe Europe B.V., Natan Tiefenbrun has been removed as a Director.
- For Cboe Europe Limited, Natan Tiefenbrun has been removed as a Director.
- For Cboe Netherlands Services Company, B.V., Natan Tiefenbrun has been removed as a Director.
- For Cboe UK Limited, Natan Tiefenbrun, has been removed as a Director.
- For Cboe Worldwide Holdings Limited, Natan Tiefenbrun has been removed as a Director.
- For Middlebury Holdings Pty. Limited, Natan TIefenbrun has been removed as a Director.
- For Cboe Futures Exchange, LLC., Denise Bent's title has been updated to Vice President, CFE and Cboe SEF Regulation.
- For Cboe Futures Exchange, LLC., Cole Chmielewski's title has been updated to Vice President, Operations and CFE Managing Director.
- For Cboe Futures Exchange, LLC., Rob Hocking's title has been updated to Executive Vice President, Global Head of Derivatives and CFE Managing Director.
- For Cboe Futures Exchange, LLC., Jill Griebenow's title has been updated to Executive Vice President, Chief Financial Officer and Treasurer.
- For Cboe Futures Exchange, LLC., Oliver Sung (Vice President, Head of North American Execution Consulting) has been removed as an Officer.
- For Cboe Futures Exchange, LLC., Arthur Reinstein's title has been updated to Senior Vice President, Deputy General Counsel, and CFE Chief Legal Officer.
- For Cboe Futures Exchange, LLC., Troy Yeazel's title has been updated to Senior Vice President, Global Operations and CFE Managing Director.
- For Cboe SEF, LLC., Denise Bent's title has been updated to Vice President, CFE and Cboe SEF Regulation.
- For Cboe SEF, LLC., Jon Weinberg's title has been updated to Senior Vice President, Global Head of Off-Exchange Trading).
- For Cboe Worldwide Holdings Limited, Alex Dalley has been appointed as a Director.

- For Cboe UK Limited, Alex Dalley has been appointed as a Director.

Exhibit J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)

Response:

1. Officers

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. These individuals will serve in these positions until their successors have been duly chosen or qualified or until the officer's earlier death, resignation of removal.

Officers			
Name:	Title:	Commencement of Term Date:	
Andrew Bevers	Vice President, Head of Derivatives Account Coverage	02/10/26	
Kristin Boyd	Senior Vice President, Global Head of Derivative Sales and Distribution	02/10/26	
Kevin Carrai	Senior Vice President, Global Head of Market Data and Access Services	02/10/26	
Brittany Carter	Vice President, Corporate Strategy	02/10/26	
Cole Chmielewski	Vice President, Operations	02/10/26	

Bo Chung	Senior Vice President, Global Head of Sales and Index Licensing		02/10/26		
William Ciabattoni	Vice President, Product Management		02/10/26		
Gary Compton	Vice President, Communications		02/10/26		
Jeff Connell	Senior Vice President, Deputy Chief Regulatory Officer		02/10/26		
Laura Dickman	Vice President, Associate General Counsel		02/10/26		
Craig Donohue	Chief Executive Officer and President		05/20/25 08/12/25 - Title Change 02/10/26		
Meaghan Dugan	Senior Vice President, Head of US Derivatives		03/01/25 10/21/25 - Title Change 02/10/26		
James Enstrom	Senior Vice President, Chief Audit Officer		02/10/26		
Angelo Evangelou	Senior Vice President, Public Policy		02/10/26		
Stacie Fleming	Senior Vice President, Communications		02/10/26		
Stephanie Foley	Executive Vice President, Chief Human Resources Officer		02/10/26		
Jennifer Fuentes	Senior Vice President, Chief Compliance Officer		03/01/25 – Change in Title 10/21/25 - Title Change 02/10/26		
Todd Furney	Senior Vice President, Chief Risk Officer		02/10/26		
Megan Goett	Senior Vice President, Chief Marketing Officer		02/10/26		

Jennifer Golding	Vice President, Associate General Counsel, Chief Litigation Officer		02/10/26		
Jill Griebenow	Executive Vice President, Chief Financial Officer , Treasurer		02/10/26		
Casie Harris	Vice President, Controller		02/10/26		
John Hiatt	Vice President, Cboe Labs		02/10/26		
Robert Hocking	Senior Vice President, Head of Product Innovation ---------------------------- Executive Vice President, Global Head of Derivatives		03/01/24 – 04/30/25 ---------------------------- 02/10/26		
Gregory Hoogasian	Executive Vice President, Chief Regulatory Officer		02/10/26		
Matthew Iwamaye	Vice President, Associate General Counsel, Equities		02/10/26		
Chris Isaacson	Executive Vice President, Chief Operating Officer		02/10/26		
Steven Jorgensen	Vice President, Head of Derivatives Sales – European & Middle East Clients		02/10/26		
JJ Kinahan	Senior Vice President, Head of Retail Expansion and Alternative Investment Products		02/10/26		
Jennifer Lamie	Vice President, Chief Regulatory Advisor		02/10/26		

Stephanie Lara	Senior Vice President, Deputy Chief Regulatory Officer		02/10/26		
Benjamin Lawson	Vice President, Chief Information Security Officer		02/10/26		
Tim Lipscomb	Executive Vice President, Chief Technology Officer		03/01/25 – Change in Title 02/10/26		
Marc Magrini	Vice President, Administration		02/10/26		
Scott Manziano	Vice President, Sales Operations		02/10/26		
Sarah McDowell	Vice President, Chief Enforcement Counsel		02/10/26		
Brian McElligott	Senior Vice President, Head of Data Vantage		02/10/26		
Kathleen Mikulak	Vice President, Regulation		02/10/26		
Guy Miller	Senior Vice President, Chief Legal Officer – North American Securities		02/10/26		
Emily Mitchell	Senior Vice President, Tax		02/10/26		
Anthony Montesano	Vice President, Market Structure		02/10/26		
Jordan Newmark	Vice President, Associate General Counsel		02/10/26		
Dennis O'Callahan	Vice President, Cboe Labs		02/10/26		
Dan Overmyer	Vice President, Options Regulation		02/10/26		
Hemang Patel	Vice President, Project Management		02/10/26		
Arthur Reinstein	Senior Vice President and Deputy General Counsel		02/10/26		

Stephanie Renner	Senior Vice President, Finance	02/10/26		
Patrick Sexton	Executive Vice President, General Counsel and Corporate Secretary	02/10/26		
Steven Sinclair	Vice President, Software Engineering	02/10/26		
Eileen Smith	Senior Vice President, Data and Analytics	02/10/26		
Nicholas Still	Vice President, Data Protection Officer	02/10/26		
Oliver Sung	Senior Vice President, North American Cash Equities	03/01/25 – Change in Title 02/10/26		
Alexandra Szakats	Vice President, Cboe Options Institute	02/10/26		
Hatice Unal	Senior Vice President, Infrastructure	02/10/26		
Joacim Wiklander	President & CEO of Cboe Canada | Head of Global Listings	02/10/26		
Allen Wilkinson	Senior Vice President, Chief Accounting Officer	02/10/26		
Clinton Wolf	Vice President, Operations	02/10/26		
Omarr Woodhouse	Vice President, Operations Support Center	02/10/26		
Troy Yeazel	Senior Vice President, Global Operations	02/10/26		
Former Officers				
Name:				

Alexandra Albright	Senior Vice President, Chief Compliance Officer		03/01/24		03/03/25
Carmen (Lita) Brannan	Vice President, Government Relations		03/01/24		02/28/25
Catherine Clay	Executive Vice President, Global Head of Derivatives		03/01/24		09/30/25
Dave Howson	President		03/01/24		08/01/25
Adam Inzirillo	Executive Vice President, Global Head of Data and Access Solutions		03/01/24		09/05/25
Robert Marrocco	Vice President, Global Head of ETP Listings		03/01/24		03/10/25
Kyle Murray	Vice President and Associate General Counsel		03/01/24		03/14/25
Natan Tiefenbrun	Senior Vice President, President North American and European Equities		7/17/24		02/11/26
Fredric Tomczyk	Chief Executive Officer		03/01/24		05/07/25

2. Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange. Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation, disqualification or removal. The current directors of the Exchange are the persons listed below:

Directors					
Name	Classification(s)		Last Appointment Date:		Termination Date:
Bruce Andrews	Director		09/12/25		
Gilbert Bassett	Director		09/12/25		

Craig Donohue		Director		08/12/25[1]		
Ananda Radhakrishnan		Director		09/12/25		
Miguel Rivera		Director		09/12/25		
David Roscoe		Director		09/12/25		
Hillary Sale		Director		09/12/25		
Scott Wagner		Director		09/12/25		
Former Directors						
Name:		Title:		Appointment Date:		Termination/ Change Position Date:
Dave Howson		Director		08/13/24		08/01/25
Kevin Murphy		Director		08/13/24		11/13/25

3. Committees

The committees of the Board shall consist of an Executive Committee and a Regulatory Oversight Committee.

Executive Committee
- Bruce Andrews
- Craig Donohue
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner (Chairman)
- Bruce Andrews
- David Roscoe

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[1] The formal board written consent appointing him as director was executed on September 12, 2025 but specified an earlier effective date of August 12, 2025.